As Filed May 13, 1999

                                                             File No. 70 - 09497


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              FORM U-1 DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 AMENDMENT NO. 1
                        --------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

              (Name of companies and top registered holding company
                    parents filing this statement and address
                         of principal executive offices)
                        ---------------------------------

                                Wayne H. Brunetti
                      President and Chief Operating Officer
                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

                   (Names and addresses of agents for service)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                      connection with this Declaration to:

Paul J. Bonavia                           Joanne C. Rutkowski
Senior Vice President and General Counsel LeBoeuf, Lamb, Greene & MacRae, L.L.P.
New Century Energies, Inc.                1875 Connecticut Avenue, N.W.
1225 Seventeenth Street                   Washington, D.C. 20009
Denver, Colorado 80202

     New Century Energies, Inc., amends its Declaration under File No. 70-09497 as follows:

Item 2.   Fees, Commissions and Expenses.

     The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows:

         Counsel fees                                         $  50,000
         Proxy solicitation firm                                 25,000
         Printing and mailing expenses                          825,000
         Miscellaneous and incidental expenses                   50,000

         TOTAL                                                $950,000
                                                              --------
                                                              --------


                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.


                                        New Century Energies, Inc.




                                        By:     /s/ Richard C. Kelly
                                           ------------------------------------
                                           Richard C. Kelly
                                           Executive Vice President and
                                           Chief Financial Officer

May 13, 1999